EXHIBIT (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Millions of Dollars)

	Fiscal Year Ended
	Feb. 1 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000	Jan. 30, 1999
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings	$1,654	$1,368	$1,264	$1,144	$935
Income taxes	1,022	839	789	725	577

Total earnings	2,676	2,207	2,053	1,869	1,512

Fixed charges:
Interest expense	614	519	467	482	465
Interest portion of rental expense	81	68	77	69	63

Total fixed charges	695	587	544	551	528

Less:
Capitalized interest	(13)	(33)	(31)	(16)	(16)

Fixed charges in earnings	682	554	513	535	512

Earnings available for fixed charges	$3,358	$2,761	$2,566	$2,404	$2,024

Ratio of earnings to fixed charges	4.83	4.70	4.71	4.36	3.83

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$695	$587	$544	$551	$528
Dividends on preferred stock (pre-tax basis)	—	—	—	29	32

Total fixed charges and preferred stock dividends	695	587	544	580	560

Earnings available for fixed charges and preferred stock dividends	$3,358	$2,761	$2,566	$2,404	$2,024

Ratio of earnings to fixed charges and preferred stock dividends	4.83	4.70	4.71	4.15	3.61